UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-171913

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

FARMINGTON BANK 401(k) PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FIRST CONNECTICUT BANCORP, INC.
ONE FARM GLEN BOULEVARD
FARMINGTON, CT 06032-1919

FARMINGTON BANK 401(k) PLAN

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–12

Supplemental Schedule*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13

Signatures	14

*	All other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Farmington Bank 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Farmington Bank 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Farmington Bank 401(k) Plan financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Marcum LLP

New Haven, CT
June 19, 2015

1

Farmington Bank 401(k) Plan Statements of Net Assets Available for Benefits December 31, 2014 and 2013

	2014	2013
Assets
Investments, at fair value
Mutual funds	$18,259,984	$16,866,689
Common stock	242,966	88,739
Investment contract	833,077	775,898
Pooled separate account	806,176	653,974
	20,142,203	18,385,300

Notes receivable from participants	496,843	472,778

Net assets available for benefits	$20,639,046	$18,858,078

The accompanying notes are an integral part of these financial statements.

2

Farmington Bank 401(k) Plan Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$669,879	$2,855,710
Dividends and Interest	249,436	186,319
Total investment income	919,315	3,042,029
Interest income on notes receivable from participants	20,435	20,169
Contributions
Participant	1,524,258	1,556,688
Employer	864,688	878,265
Rollover	104,903	619,199
Total contributions	2,493,849	3,054,152
Total additions	3,433,599	6,116,350
Deductions from net assets attributed to
Benefits paid directly to participants	1,637,878	1,339,163
Administrative expenses	14,753	3,472
Net increase	1,780,968	4,773,715
Net assets available for benefits
Beginning of year	18,858,078	14,084,363
End of year	$20,639,046	$18,858,078

The accompanying notes are an integral part of these financial statements.

3

Farmington Bank 401(k) Plan Notes to Financial Statements December 31, 2014 and 2013

1.        Description of the Plan

The following description of the Farmington Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established by Farmington Bank (the “Company”) on July 1, 1989 for the purpose of providing employees of the Company with retirement benefits and was restated on December 31, 2011. The Plan is a defined contribution retirement plan, covering substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Board of Trustees determines the appropriateness of the Plan’s investment offerings, monitors investment performance and is responsible for the oversight of the Plan.

Eligibility

To be eligible to participate in the Plan, an employee must be at least 21 years of age and have completed six months of service. Six months of service is defined as a period of six consecutive months, beginning on the employee’s date of hire. Employees may enroll in the Plan on the first day of the month immediately following the date these eligibility requirements are met.

Contributions

The Plan permits both employee and employer contributions. Participants may contribute up to 100% of annual pre-tax compensation, as defined by the Plan, subject to certain limitations. The Company may contribute to the Plan discretionary matching contributions, provided the Company has net profit for the Plan year, and any qualified contribution necessary to ensure that the Plan complies with the nondiscrimination regulations of certain sections of the Internal Revenue Code (the “IRC”) and ERISA. For the plan years ended December 31, 2014 and 2013, the discretionary Company matching contribution was 100% of the first 4% of eligible pre-tax compensation contributed by the participants.

Participants may direct the investment of their contributions, as well as contributions made on their behalf by the Company into various fund accounts offered by the Plan, through Principal Financial Group (“Principal”), the custodian and record keeper of the Plan. Participants may change their investment options at any time. There are no non-participant directed funds.

4

Farmington Bank 401(k) Plan Notes to Financial Statements December 31, 2014 and 2013

Vesting

Participants are 100% vested in their contributions plus actual earnings thereon at all times. Matching contributions made on or after January 1, 2007 will be immediately 100% vested. For matching contributions made before 2007, participants become fully vested in their share of the Company’s matching contributions upon the attainment of normal retirement age (age 65), upon death or disability while employed or after the completion of five years of service based on the following schedule:

Years of Service	Vesting Percentage

1	0%
2	25%
3	50%
4	75%
5	100%

Forfeitures

If a participant terminates employment with the Company at a time when the participant does not have a fully vested interest and liquidates his or her account prior to December 31, the Company’s discretionary matching contributions and the actual earnings thereon are forfeited. Forfeitures are retained in the Plan and used to reduce future Company matching contributions and or administrative expenses. Forfeitures totaling $4,600 and $-0- were used to reduce the Company matching contributions and or administrative expenses for the years ended December 31, 2014 and 2013, respectively. There were no forfeitures allocated to eligible participants for the years ended December 31, 2014 and 2013, respectively.

Payment of Benefits

Upon attainment of normal retirement age, termination of service, or termination of service due to death or disability, participants may elect to receive benefit payments under the Plan. The form of benefit payment is either a lump sum distribution, equal to the participant’s vested account balance or substantially equal installment distributions of the participant’s vested account balance. If a participant’s account balance is less than the minimum dollar limit under the IRC ($5,000 for the years ended December 31, 2014 and 2013), distributions due to termination may be made without the authorization of the participant.

In-Service Distributions

The Plan does permit payment of benefits to participants while employed by the Company in the case of an immediate and heavy financial hardship, such as medical or education expenses, or to purchase a primary residence.

Notes Receivable from Participants

Participants may borrow from their individual accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, subject to certain restrictions, as described in the Plan document. Notes receivable from participants are evidenced by promissory notes for the amount of the note and are collateralized by the participant’s vested account balance for terms of up to five years, or greater if used for the purchase of a primary residence. Notes receivable from participants bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Interest rates ranged from 4.25% to 9.25% as of December 31, 2014 and maturity dates ranging from 2015 to 2029. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Principal and interest are paid ratably through payroll deductions.

5

Farmington Bank 401(k) Plan Notes to Financial Statements December 31, 2014 and 2013

Bank Discretionary Profit Sharing Contributions

The Company may, but is not required to, make discretionary profit sharing contributions to the Plan for a Plan year. Company discretionary profit sharing contributions that are made with respect to a Plan year will be allocated to all participants who are employed by the Company on the last day of the Plan year and are credited with at least 1,000 hours of service during such year (and to participants who terminate service during a Plan year on account of death, total and permanent disability or retirement on or after normal retirement date). Profit sharing contributions will be allocated among Plan participants according to a formula based on age and service, with older, longer service employees receiving a larger share than younger, shorter service employees. Vesting of the Company’s profit sharing contributions are prorated over five years of service or upon the attainment of normal retirement age (age 65), upon death or disability. There were no profit sharing contributions recorded in 2014 and 2013.

2.         Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The accounting guidance prescribes that investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting guidance, the statement of net assets available for benefits presents the fair value of the investment contract as well as the adjustment, if applicable, of the fully benefit-responsive investment contract from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis. Changes in future interest crediting rates will not affect the amount reported as an adjustment from fair value to contract value on the statement of net assets available for benefits for the portion of net assets attributable to fully benefit-responsive investment contracts. Fair value is considered book value less early withdrawal charge. At December 31, 2014 and 2013, no adjustment from fair value to contract value has been made as contract value approximates fair value.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation on those investments.

Administrative Expenses

Administrative expenses related to the Plan are primarily paid by the assets in the Plan and or directly by the Company. Transaction charges (for loan and benefit payment transactions) are paid by the Plan by reducing the balances of those participants initiating the transactions. Investment related expenses are included in net appreciation in fair value of investments.

Payment of Benefits

Benefit payments are recorded when paid.

6

Farmington Bank 401(k) Plan Notes to Financial Statements December 31, 2014 and 2013

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the changes in net assets available for benefits during the reporting periods, and when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded at December 31, 2014 and 2013.

Risks and Uncertainties

The Plan provides for various investment options in any combination of funds. Such investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recent Accounting Pronouncements

The Plan has determined there are no new accounting standards that are expected to have a material impact on the Plan’s financial statements.

3.         Fair Value Measurements

The Plan uses a three level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs used to measure fair value are described below:

Basis of Fair Value Measurement

Level 1       Quoted prices in active markets for identical assets or liabilities;

Level 2       Observable inputs other than quoted prices included in Level 1, such as quoted prices for markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3       Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

7

Farmington Bank 401(k) Plan Notes to Financial Statements December 31, 2014 and 2013

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan also considers non-performance risk in the overall assessment of fair value.

The following is a description of the valuation methodologies used for investments measured at fair value as of December 31, 2014 and 2013. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end whose NAV ‘s are quoted in an active market.

First Connecticut Bancorp, Inc. common stock: Valued at the closing price of First Connecticut Bancorp Inc.’s common stock reported on the active market on which it is traded.

Investment Contract: Fair value represents the amount the Plan would receive if it terminated the contract at the reporting date which is book value less an early withdrawal charge. The investment contract consists of the Principal Fixed Income Guaranteed Option which is a group annuity contract with a guarantee backed by the assets in a multi-billion dollar general account of Principal Life. The general accounts consists of over 6,000 investments, which include corporate bonds, asset-backed securities, commercial real estate mortgages, government bonds, and short-term cash equivalent. See Note 5 for further discussions.

Pooled Separate Account (PSA): Valued at its NAV based on the market value of its underlying investments but the PSA NAV is not a publicly quoted price in an active market. Prices are validated through an investment analyst review process including direct interaction with external sources or review of recent trade activity. As of December 31, 2014 and 2013, there were no unfunded commitments related to the PSA. The PSA may be redeemed on a daily basis with no redemption restrictions, and investments in any class can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into that originating class until the 30-day period has expired. New contributions are allowed during this time period. This PSA seeks long-term growth of capital and under normal circumstances invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity companies that compose the S&P 500 Index at the time of purchase. The Index is designed to represent U.S. equities with risk/return characteristics of the large cap universe.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8

Farmington Bank 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013

The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value, as of December 31, 2014 and 2013:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Specialty Fund	$465,044	$-	$-	$465,044
International Fund	1,752,614	-	-	1,752,614
Small Cap Funds	2,095,092	-	-	2,095,092
Mid Cap Funds	1,893,456	-	-	1,893,456
Large Cap Funds	4,361,363	-	-	4,361,363
Balanced Funds	5,196,133	-	-	5,196,133
Bond Funds	2,496,282	-	-	2,496,282
Common Stock:
First Connecticut Bancorp, Inc.	242,966	-	-	242,966
Investment Contract:
Group Annuity Contract	-	-	833,077	833,077
Pooled Separate Account:
LargeCap S&P 500 Index	-	806,176	-	806,176
Total investments	$18,502,950	$806,176	$833,077	$20,142,203

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Specialty Fund	$326,917	$-	$-	$326,917
International Fund	1,842,339	-	-	1,842,339
Small Cap Funds	1,914,845	-	-	1,914,845
Mid Cap Funds	2,065,320	-	-	2,065,320
Large Cap Funds	3,772,478	-	-	3,772,478
Balanced Funds	4,900,173	-	-	4,900,173
Bond Funds	2,044,617	-	-	2,044,617
Common Stock:
First Connecticut Bancorp, Inc.	88,739	-	-	88,739
Investment Contract:
Group Annuity Contract	-	-	775,898	775,898
Pooled Separate Account:
LargeCap S&P 500 Index	-	653,974	-	653,974
Total investments	$16,955,428	$653,974	$775,898	$18,385,300

There were no assets measured at fair value on a non-recurring basis at December 31, 2014 or 2013. There were no transfers from one fair value level to another for the years ended December 31, 2014 and 2013.

9

Farmington Bank 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013

The following table presents additional information about the investment contract measured at fair value for which the Plan has utilized Level 3 inputs.

	2014	2013
Balance, at beginning of year	$775,898	$670,791
Contributions	79,037	253,930
Loan payments	10,715	6,454
Investment transfer	68,893	169,128
Withdrawal	-	(144,258)
Termination	(71,316)	(172,343)
Cash retirements	(33,504)	-
Deaths	-	(1,302)
Minimum distributions	(1,365)	(317)
New loans	(6,213)	(15,345)
Earnings	11,448	9,353
Administrative and other expenses	(516)	(193)
Balance, at the end of year	$833,077	$775,898

4.         Investments

The following table presents the fair values of investments held by the Plan that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2014 and 2013:

Investments, at fair value at December 31, 2014
MFS Growth R3 Fund	$2,103,818
BlackRock Equity Dividend A Fund	1,738,270
Oppenheimer International Diversified N Fund	1,477,663
Principal LifeTime 2030 R4 Fund	1,313,146
MidCap Value I R4 Fund	1,068,850

Investments, at fair value at December 31, 2013
MFS Growth R3 Fund	$1,991,415
Oppenheimer International Dividend N Fund	1,677,435
BlackRock Equity Dividend A Fund	1,620,892

The Plan’s investments (including gains and losses on investments bought, sold, and held during the year, and distributions) appreciated in value as follows:

	December 31,
	2014	2013

Mutual Funds	$575,689	$2,684,003
Pooled Separate Account	88,004	162,283
Other	6,186	9,424
	$669,879	$2,855,710

10

Farmington Bank 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013

5.	Contract Investment

Principal Fixed Income Guaranteed Option (“PFIGO”) is a fully benefit-responsive group annuity contract (“GAC”) issued by the Principal Life Insurance Company (“PLIC” or the “Issuer”). The crediting interest rate is based on a formula agreed upon with the Issuer. Under the terms of the existing contract, the crediting rate is currently reset on a semiannual basis and will never be less than the guaranteed minimum interest rate.

The PFIGO is a single group evergreen annuity contract issued by PLIC, whose fair value equals contract value and was $833,077 and $775,898 at December 31, 2014 and 2013, respectively. As a result, the average yield earned by the Plan is the yield earned (i.e. interest credited) on the group annuity contract. Significant unobservable inputs include the composite interest and crediting rates, which are further outlined below. There are no redemption fees, early withdrawal charges, or market value adjustments that are charged on participant transfers of assets into or out of the PFIGO.

The interest rate history for the contract is as follows:

Time Period	Rate
December 1, 2012 - May 31, 2013	2.10%
June 1, 2013 - November 30, 2013	2.00%
December 1, 2013 - May 31, 2014	2.00%
June 1, 2014 - November 30, 2014	2.00%
December 1, 2014 - May 31, 2015	2.00%

The crediting rate history for the contract is as follows:

Time Period	Rate
December 1, 2012 - May 31, 2013	2.10%
June 1, 2013 - November 30, 2013	2.00%
December 1, 2013 - May 31, 2014	2.00%
June 1, 2014 - November 30, 2014	2.00%
December 1, 2014 - May 31, 2015	2.00%

Certain events limit the ability of the Plan to transact at contract value with PLIC. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The GAC does not permit the insurance company to terminate the agreement prior to the scheduled maturity dates without additional termination charges.

11

Farmington Bank 401(k) Plan Notes to Financial Statements December 31, 2014 and 2013

6.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated August 7, 2001 that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan, as restated, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. During 2014, the IRS audited the Plan for the year 2012 and the Plan had no findings.

7.	Related Party Transactions

Plan assets include investments in funds managed by Principal. Principal is the Plan’s custodian and, as such, transactions with the custodian qualify as party-in-interest. In addition, the Plan holds shares of First Connecticut Bancorp, Inc., the parent of the Plan’s sponsor, which also qualifies as a party-in-interest. Personnel and facilities of the Company have been used to perform administrative functions at no charge to the Plan.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will immediately become 100% vested in their account.

9.	Subsequent Events

Management has evaluated the events and transactions that have occurred through June 19, 2015, the date the financial statements were available to be issued, and noted no items requiring recognition in the financial statements or additional disclosures.

12

Farmington Bank 401(k) Plan EIN: 06-0339930 PN: 002 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2014

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor or	Rate of Interest, Collateral	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost	Value

	MFS Investment Management	MFS Growth R3 Fund	**	$2,103,818
	BlackRock Advisors, LLC	BlackRock Equity Dividend A Fund	**	1,738,270
	OppenheimerFunds, Inc.	Oppenheimer International Diversified N Fund	**	1,477,663
*	Multiple Sub-Advisors	Principal LifeTime 2030 R4 Fund	**	1,313,146
	Goldman Sachs/LA Capital Mgmt	MidCap Value I R4 Fund	**	1,068,850
	PIMCO	Core Plus Bond I R4 Fund	**	955,016
	Janus	Janus Balanced S Fund	**	925,066
	Lord Abbett & Co, LLC	Lord Abbett Short Duration Income A Fund	**	830,047
*	Multiple Sub-Advisors	Principal LifeTime 2025 R4 Fund	**	734,086
	MFS Investment Management	MFS New Discovery R3 Fund	**	668,146
	Principal Real Estate Inv	Real Estate Securities R4 Fund	**	654,043
*	Multiple Sub-Advisors	Principal LifeTime 2020 R4 Fund	**	646,466
	Neuberger Berman Mgmt. Inc.	Neuberger Berman Genesis Adv Fund	**	547,925
	Lord Abbett & Co, LLC	Lord Abbett Fundamental Equity A Fund	**	519,275
	Loomis Sayles & Company	Loomis Sayles Bond Admin Fund	**	414,041
*	Multiple Sub-Advisors	Principal LifeTime 2050 R4 Fund	**	393,699
	RidgeWorth Funds	RidgeWorth Small Cap Value Equity I Fund	**	387,473
	Royce & Associates, LLC	Royce Special Equity Inv Fund	**	385,430
*	Multiple Sub-Advisors	Principal LifeTime 2035 R4 Fund	**	371,601
	Prudential Investments, LLC	Prudential Jennison Natural Resources A Fund	**	325,274
	Lord Abbett & Co, LLC	Lord Abbett Value Opportunities A Fund	**	276,681
	OppenheimerFunds, Inc.	Oppenheimer Developing Markets A Fund	**	191,296
*	Multiple Sub-Advisors	Principal LifeTime 2040 R4 Fund	**	185,121
*	Multiple Sub-Advisors	Principal LifeTime 2010 R4 Fund	**	180,370
	Templeton Asset Management	Templeton Global Bond R Fund	**	174,080
*	Multiple Sub-Advisors	Principal LifeTime 2045 R4 Fund	**	163,039
*	Multiple Sub-Advisors	Principal LifeTime 2055 R4 Fund	**	158,417
*	Multiple Sub-Advisors	Principal LifeTime 2015 R4 Fund	**	124,010
	Principal Global Investors	International Equity Index R4 Fund	**	83,655
	Wells Fargo Fund Management	Wells Fargo Advantage Precious Metals Fund	**	69,455
	PIMCO	PIMCO Real Return R Fund	**	66,787
	Ivy Investment Management Co	Ivy Science & Technology A Fund	**	36,627
	Prudential Investments, LLC	Prudential Jennison Health Sciences A Fund	**	33,688
	Mellon Capital Management	Bond Market Index R4 Fund	**	32,127
	First Eagle Mutual Funds	First Eagle Global A Fund	**	24,184
*	Multiple Sub-Advisors	Principal LifeTime 2060 R4 Fund	**	1,112
				18,259,984
	Common Stock:
*	First Connecticut Bancorp, Inc.	Common Stock	**	242,966

	Pooled Separate Account:
	Principal Global Investors	LargeCap S&P 500 Index Separate Account R4	**	806,176

	Investment Contract:
*	Principal Life Insurance Company	Fixed Income Guaranteed Option	**	833,077

*	Participant Loans	4.25% - 9.25%; maturities through June 2029		496,843
	Total			$20,639,046

	* Denotes a party-in-interest to the Plan.
	** All investments are participant directed. Disclosure of cost information is not required.

13

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Farmington Bank administers the Plan, duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FARMINGTON BANK 401(k) PLAN

	By:	/s/ Lee D. Nordstrom
Name: Lee D. Nordstrom
Date: June 19, 2015		Title: Senior Vice President – Human Resources

14